Free Writing Prospectus Filed Pursuant to Rule 433 Registration Nos. 333-184325 November 14, 2012

iShares Gold Trust (IAU): Overview - iShares

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IAU Gold Trust

Inception date: 1/21/2005

The iShares Gold Trust is not a standard ETF.The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for purposes of the

Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Download current prospectus

Please read the prospectus carefully before investing

Access periodic SEC reports

Fact Sheet Prospectus Data Update Schedule

Overview Performance Bar List Documents

The iShares Gold Trust (“Trust”) seeks to correspond generally to the day-to-day movement of the price of gold bullion.

The objective of the Trust is for the value to reflect, at any given time, the price of gold owned by the Trust at that time, Why iShares?

less the expenses and liabilities of the Trust.

Professional quality – iShares

Backed by Physical Gold delivers quality products that can

The shares are backed by gold, identified on the custodian’s books as property of the Trust and held by the custodian in help you navigate today’s volatile vaults in the vicinity of New York, Toronto, London and other locations. markets

Accessible Individual choice – As your

Investors may purchase and sell shares through traditional brokerage accounts. The shares are listed and trade on NYSE partner, iShares helps you

Arca and are available to be bought or sold throughout the trading day. execute investment ideas with

Cost Efficient insights and support

Shares of the Trust may represent a cost-efficient alternative to investments in gold for investors not otherwise in a Responsible innovation –

position to participate directly in the market for physical gold. iShares is an industry leader in

Transparent making investing clear, fair, and

Price, NAV, and holding amounts of gold are available daily. Vault inspections are conducted twice a year and inspection efficient for you certificates are available here.

Avg. Annualized Total Returns (NAV) qtr. as of 6/30/2012 View all performance Profile as of 10/8/2012 Related Resources

1 Year 3 Years 5 Years 10 Years Since Inception Description Value iShares Gold Trust FAQ

Vault Inspection Certificates

IAU 5.92% 19.57% 19.39% -- 19.01% Total Net Assets $11,713,784,887

Quotes & Charts

Benchmark * 6.18% 19.91% 19.79% 17.69% 19.41% Shares Outstanding 678,700,000 Premium/Discount

*Source: Bloomberg. The London Gold PM Fix benchmark is valued on the basis of each day’s announced price for an ounce of gold set by five market making members of the London Bullion Sponsor’s Fee 0.25%

Market Association. Prior to 12/9/2010 the benchmark is based on the Gold Futures Spot Month

Settlement Price as reported by the COMEX division of the CME Group and disseminated Inception Date 1/21/2005 through Bloomberg. The London Gold PM Fix price and the spot price are for illustrative purposes only and do not represent actual iShares Gold Trust performance. The London Gold Ounces of Gold in Trust 6,605,255.224

PM Fix price and the spot price do not reflect any fees, transaction costs or expenses.

Tonnes of Gold in Trust 205.45

Trading Data

Indicative Basket Gold 486.581

10-Day Average Trading Volume as of 11/09/2012 8,450,328 Amount

Current Volume* 4,760,445 Basket Gold Amount 486.584

Current Price* $16.82 NAV per IAU in Gold 97.316%

Bid/Ask* $ 16.83/$16.87 Benchmark London Gold PM

Fix

iShares Gold Trust (IAU): Overview - iShares

* as of 11/12/2012 04:00 pm ET

Index Ticker GOLDLNPM

Net Asset Value $17.26

Gold Held and Vault Locations as of 10/8/2012 $-0.10 -0.58%

Ounces of Gold in Trust as of 10/8/2012 6,605,255.224 Price $17.34

as of 10/5/2012 $-0.10 -0.57%

Tonnes of Gold in Trust as of 10/8/2012 205.45

Quotes & Charts

Premium/Discount

The performance quoted represents past

performance and does not guarantee future results.

Investment return and principal value of an

investment will fluctuate so that an investor’s shares,

when sold or redeemed, may be worth more or less

than the original cost. Current performance may be

lower or higher than the performance quoted. This

Gold Bar List information must be accompanied by standardized returns. For standardized returns and performance

data current to the most recent month end, click the

“Performance” tab above.

Gold Spot Price

Fundamentals as of 9/28/2012

Label Value

Beta vs S&P 500 0.86

Source: TheBullionDesk.com

Standard Deviation (3 year) 20.81% Time stamp is GMT (Greenwich Mean Time).

Click here for Important Disclosure.

Premium/Discount as of 10/5/2012

Trading Information

Description Value

Identifier Type Symbol

Premium/Discount -0.12%

Click here for important information about Premium/Discount Ticker IAU

NAV $17.36 Index Ticker GOLDLNPM

Click here for information on how NAV is determined

NAV IAU.NV

Mid-Point $17.340

Underlying Trading Value IAU.IV

Closing Price $17.34

Shares Outstanding IAU.SO

CUSIP 464285105

Options Available

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Fixed Income Investment Strategies reports on global markets International ETFs

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Fund Fact Sheets Equity Income fixed income markets iShares Mobile App for iPhone Financial, Legal and Tax

Prospectuses Tax Strategies White Papers: Covering critical Research & Performance Tools Documents

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iShares in 401(k) Retirement Index Returns Chart Webinars and Events

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Why iShares Tracking Error Chart

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iShares Gold Trust (IAU): Overview - iShares

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Disclosures

About BlackRock

| BlackRock Investor Relations | Contact BlackRock | Careers with BlackRock

iShares Gold Trust (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-

800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the Trust are intended to reflect the price of the gold held by the Trust, the market price of the shares is subject to fluctuations similar to those affecting gold prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

Shares of the Trust are intended to reflect, at any given time, the market price of gold owned by the Trust at that time less the Trust’s expenses and liabilities. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

Following an investment in shares of the Trust, several factors may have the effect of causing a decline in the prices of gold and a corresponding decline in the price of the shares. Among them: (i)

Large sales by the official sector. A significant portion of the aggregate world gold holdings is owned by governments, central banks and related institutions. If one or more of these institutions decides to sell in amounts large enough to cause a decline in world gold prices, the price of the shares will be adversely affected. (ii) A significant increase in gold hedging activity by gold producers.

Should there be an increase in the level of hedge activity of gold producing companies, it could cause a decline in world gold prices, adversely affecting the price of the shares. (iii) A significant change in the attitude of speculators and investors towards gold. Should the speculative community take a negative view towards gold, it could cause a decline in world gold prices, negatively impacting the price of the shares.

The amount of gold represented by shares of the Trust will decrease over the life of the Trust due to sales of gold necessary to pay the sponsor’s fee and trust expenses. Without increases in the price of gold sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Trust will have limited duration. The liquidation of the Trust may occur at a time when the disposition of the Trust’s gold will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Trust shares through arbitrage opportunities, there is no guarantee that they will do so.

There is no guarantee an active trading market will develop for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the

Trust will be adversely affected if gold owned by the Trust is lost or damaged in circumstances in which the Trust is not in a position to recover the corresponding loss. The Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by Trust losses that, if the Trust had been actively managed, might have been avoidable.

Shares of the Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the “Sponsor”). BlackRock Investments, LLC (“BRIL”), assists in the promotion of the Trust. The Sponsor and BRIL are affiliates of

BlackRock, Inc.

Although shares of the iShares Gold Trust may be bought or sold on the secondary market through any brokerage account, shares of the Trust are not redeemable from the Trust except in large aggregated units called “Baskets”. Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Trust may purchase or redeem Baskets.

Options involve risk and are not suitable for all investors. Prior to buying or selling an option, a person must receive a copy of Characteristics and Risks of Standardized Options. Copies of this document may be obtained from your broker, from any exchange on which options are traded or by contacting The Options Clearing Corporation, One North Wacker Dr., Suite 500, Chicago, IL

60606 (1-888-678-4667). The document contains information on options issued by The Options Clearing Corporation. The document discusses exchange traded options issued by The Options

Clearing Corporation and is intended for educational purposes. No statement in the document should be construed as a recommendation to buy or sell a security or to provide investment advice.

If you need further information, please feel free to call the Options Industry Council Helpline. They will be able to provide you with balanced options education and tools to assist you with your

iShares options questions and trading. The Options Industry Council Helpline phone number is 1-888-Options (1-888-678-4667) and their website is www.888options.com.

Gold Spot Prices provided by The Bullion Desk. No warranty is given for the accuracy of these prices and no liability is accepted for reliance thereon. Prices are provided on a reasonable efforts basis and delays may occur both because of the delay in third parties communicating the information to the site and because of delays inherent in posting information over the internet. Prices shown are indicative only and do not represent actionable quotations on prices of actual trades.

Certain sectors and markets perform exceptionally well based on current market conditions and the Trust can benefit from that performance. Achieving such exceptional returns involves the risk of volatility and investors should not expect that such results will be repeated.

Net Asset Value (NAV) is determined as specified in the prospectus: the Trustee values the trust’s gold on the basis of the London PM Fix.

The Premium/Discount table presents information about the difference between the daily market price for shares of the Trust and the Trust’s net asset value. The market price is determined using the midpoint between the highest bid and the lowest offer on the listing exchange, as of the time that the Trust’s NAV is calculated (usually 4:00 p.m. eastern time). The table above shows the premium or discount expressed as a percentage of NAV. Although market makers will generally take advantage of differences between the NAV and the trading price of iShares Trust shares through arbitrage opportunities, there is no guarantee that they will do so.

Why is there a difference between NAV and Closing Price? A major reason for the difference is that Timing Discrepancies can exist between the NAV and Closing Price (last trade) reported above.

Information is constantly flowing to and among investors, corporations, and financial institutions that affects their outlook on the financial markets and the value of securities. This process, known as

Price Discovery, is why market prices change and evolve throughout the trading day. It is important to note that even when markets are closed, the price discovery process continues 24 hours a day,

7 days a week, 365 days a year.

Possible Timing Discrepancies:

Close of Trading Times: The NAV of the iShares Trust normally is calculated using prices as of 4:00 p.m. ET. Shares of the Trust normally trade on the NYSE Arca Exchange until 4:15 p.m. ET.

Price discovery between 4:00 p.m. and 4:15 p.m. ET may result in a difference between the NAV and the Closing Price of the Trust.

Time of Last Trade: Trading generally takes place throughout the normal trading hours for the iShares Trust on the listing exchange. At times, many trades are placed in rapid succession. At other times, little or no trading activity is taking place. It is important to note that the date/time of the last trade (which is recorded as the Closing Price) may not take place at exactly 4:00 p.m. ET when the

iShares Trust normally calculates NAV. The date/time of the last trade sometimes may occur before 4:00 p.m. ET or up until 4:15 p.m. ET as discussed above. Thus, ongoing price discovery may result in a deviation between the price recorded as the Closing Price and the NAV of the Trust shares at 4:00 p.m. ET.

iShares Gold Trust (IAU): Overview - iShares

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